UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

TETRAPHASE PHARMACEUTICALS, INC.

(Name of Subject Company (Issuer))

TORONTO TRANSACTION CORP.

a wholly owned subsidiary of

MELINTA THERAPEUTICS, INC.

(Names of Filing Persons (Offeror))

DEERFIELD PRIVATE DESIGN FUND III, L.P.

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

DEERFIELD MANAGEMENT COMPANY, L.P.

(Names of Filing Persons (Others))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

88165N204

(Cusip Number of Class of Securities)

Jennifer Sanfilippo

Melinta Therapeutics, Inc.

44 Whippany Rd, Suite 280, Morristown, New Jersey 07960

Tel. (844) 633-6568

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Samuel A. Waxman

David Shine

Frank J. Lopez

James M. Shea, Jr.

Paul Hastings LLP

200 Park Avenue

New York, NY 10166

(212) 318-6000

CALCULATION OF FILING FEE
Transaction Valuation*	Amount of Filing Fee**
$16,814,391.34	$2,182.51

*

Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying the 7,263,236 issued and outstanding shares of common stock, par value of 0.001 (“Shares”), of Tetraphase, Inc., a Delaware corporation (“Tetraphase”), by $2.315, the average of the high and low sales price per share of the common stock on June 8, 2020, as reported by Nasdaq.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, issued August 23, 2019, by multiplying the transaction value by 0.0001298

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,182.51	Filing Party: Toronto Transaction Corp. and Melinta Therapeutics, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 12, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 13d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any amendment and supplement thereto, this “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on June 12, 2020, which relates to the offer by Toronto Transaction Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Melinta Therapeutics, Inc., a Delaware corporation (“Melinta”), to purchase all outstanding shares of common stock, $0.001 par value per share (“Shares”), of Tetraphase Pharmaceuticals, Inc., a Delaware corporation (“Tetraphase”), at a price of $1.79 per Share, net to the holder in cash, without interest, plus one non-transferable contractual contingent value right (“CVR”) per Share, which represents the right to receive one or more payments in cash, currently estimated to be up to $1.48 per CVR, assuming the anticipated maximum number of CVRs are issued and contingent upon the achievement of certain specified milestones, calculated as described in the Offer to Purchase dated June 12, 2020 (together with any amendments or supplements thereto, the “Offer to Purchase”) and in the accompanying Letter of Transmittal (together with any amendments or supplements thereto and with the Offer to Purchase, the “Offer”), which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Melinta is controlled by Deerfield Private Design Fund III, L.P., a Delaware limited partnership (“DP III”), and Deerfield Private Design Fund IV, L.P., a Delaware limited partnership (“DP IV” and, together with DP III, the “Deerfield Funds”), which are managed by Deerfield Management Company, L.P., a Delaware series limited partnership (Series C) (“Deerfield Management” and, together with the Deerfield Funds, “Deerfield”). This Schedule TO is being filed on behalf of Melinta and Purchaser. Unless otherwise indicated, references to sections in this Schedule TO are references to sections of the Offer to Purchase. A copy of the Agreement and Plan of Merger, dated as of June 4, 2020, among Tetraphase, Melinta and Purchaser is attached as Exhibit (d)(1) hereto and incorporated herein by reference with respect to Items 4 through 11 of this Schedule TO.

This Amendment is being filed solely to amend and supplement items to the extent specifically provided herein. Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO, including all exhibits thereto, remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule TO.

ITEMS 1 THROUGH 9 AND ITEM 11.

Items 1 through 9 and Item 11 of the Schedule TO, and Section 10 of the Offer to Purchase entitled “Background of the Offer; Contacts with Tetraphase,” are hereby amended and supplemented as follows:

“On June 19, 2020, Tetraphase gave written notice to Melinta and Purchaser that it received a proposed offer from La Jolla Pharmaceutical Company (“La Jolla”) to acquire Tetraphase for $43.0 million in cash, plus an additional $16.0 million in cash potentially payable under contingent value rights to be issued in the transaction (the “La Jolla Proposal”). Under the La Jolla Proposal, the upfront cash consideration would be paid as follows: (i) $2.00 per share of Tetraphase common stock (including common stock underlying restricted stock units, performance-based stock units and pre-funded warrants), (ii) $2.68 per share of Tetraphase common stock underlying the common stock warrants issued by Tetraphase in November 2019, and (iii) $2.69 per share of Tetraphase common stock underlying the common stock warrants issued by Tetraphase in January 2020. On June 21, 2020, the Tetraphase Board of Directors determined that the proposal constituted a Superior Offer. Tetraphase publicly announced the La Jolla Proposal on June 22, 2020.

Pursuant to the Merger Agreement, Melinta and Purchaser had four business days to propose any revisions to the terms of the Offer or make any other proposals that would cause the proposed offer from La Jolla to no longer constitute a Superior Offer. On June 22, 2020, Melinta’s legal advisors notified Tetraphase’s legal advisors that Melinta had reviewed the determination notice sent by Tetraphase notifying Melinta that the Tetraphase Board had determined that the La Jolla Proposal was a Superior Offer, and that Melinta was willing to willing to waive its four business day “match rights” under the Melinta merger agreement to permit Tetraphase to, prior to the expiration of the otherwise applicable four business day “match period,” terminate the Merger Agreement, make a Company Adverse Change in Recommendation and pay to Melinta the required termination fee of $1,150,000 under the Merger Agreement. After receiving such correspondence, Tetraphase’s financial advisors at Janney Montgomery Scott LLC spoke with representatives of Deerfield and Melinta, and such representatives from Deerfield and Melinta confirmed that Melinta did not intend to propose any revisions to the terms of the Offer or make any other proposals such that the La Jolla Proposal would no longer constitute a Superior Offer

During the course of June 22, 2020 and June 23, 2020, Paul Hastings and WilmerHale finalized the terms of a letter agreement reflecting Melinta’s waiver of its “match rights” under the Merger Agreement, and Melinta delivered to Tetraphase a final, binding copy of such letter agreement, subject only to confirmation of release of Tetraphase’s signatures. The letter agreement is attached as Exhibit (d)(7) to the Schedule TO and is incorporated herein by reference. In the evening of June 23, 2020, Tetraphase confirmed to Melinta that its signatures to the letter agreement confirming Melinta’s waiver of its “match rights” were released. Tetraphase paid Melinta the termination fee of $1,150,000 required under the Merger Agreement on June 24, 2020.

In accordance with Section 1.1(e) of the Merger Agreement, Melinta and Purchaser hereby irrevocably and unconditionally terminate the Offer. None of the Shares were purchased in the Offer and as a result of such termination, all of the Shares previously tendered will be promptly returned to the holders thereof, and no consideration will be paid to holders who have tendered their Shares in connection with the Offer.

On June 24, 2020, Melinta issued a press release announcing the termination of the Offer. The full text of the press release is attached as Exhibit (a)(5)(B) to the Schedule TO and is incorporated herein by reference.”

ITEM 12.	EXHIBITS.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Index No.

(a)(5)(B)*	Press Release of Melinta, dated June 24, 2020.

(d)(7)*	Mutual Termination Letter Agreement under Melinta Merger Agreement, dated as of June 23, 2020, by and among Melinta, the Purchaser and Tetraphase.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 24, 2020

TORONTO TRANSACTION CORP.

By:	/s/ Jennifer Sanfilippo
Name: Jennifer Sanfilippo
Title: President

MELINTA THERAPEUTICS, INC.

By:	/s/ Jennifer Sanfilippo
Name: Jennifer Sanfilippo
Title: Interim Chief Executive Officer

DEERFIELD PRIVATE DESIGN FUND III, L.P.

By: Deerfield Mgmt III, L.P., General Partner

By: J.E. Flynn Capital III, LLC, General Partner

By:	/s/ David J. Clark
Name: David J. Clark
Title: Authorized Signatory

DEERFIELD PRIVATE DESIGN FUND IV, L.P.

By: Deerfield Mgmt IV, L.P., General Partner

By: J.E. Flynn Capital IV, LLC, General Partner

By:	/s/ David J. Clark
Name: David J. Clark
Title: Authorized Signatory

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By:	/s/ David J. Clark
Name: David J. Clark
Title: Authorized Signatory

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